Item 77I - 	Deutsche Gold & Precious Metals
Fund and Deutsche Science and
Technology Fund (each, a series of
Deutsche Securities Trust)
Class T Shares
Class T shares for Deutsche Gold & Precious Metals
Fund and Deutsche Science and Technology Fund became effective on February 1, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of June 23, 2017, Class T shares were not available for purchase for Deutsche Gold & Precious Metals Fund and Deutsche Science and Technology Fund.
Deutsche Gold & Precious Metals Fund Proposed
Merger into Deutsche Real Assets Fund
The Board of Trustees of Deutsche Securities Trust, on behalf of Deutsche Gold & Precious Metals Fund (the
"Acquired Fund"), has approved a proposal by Deutsche
Investment Management Americas Inc. (the "Advisor"), the investment advisor of the Acquired Fund, to effect the merger of the Acquired Fund into Deutsche Real
Assets Fund (the "Acquiring Fund"), a series of
Deutsche Market Trust, on or about October 30, 2017
(the "Merger Date").
The proposal will be submitted for approval by shareholders of the Acquired Fund at a shareholder meeting to be held in the fourth quarter of 2017.
Completion of the merger is subject to approval of the merger by shareholders of the Acquired Fund. Prior to the shareholder meeting, shareholders of record on the record date for the shareholder meeting will receive: (i) a Prospectus/Proxy Statement describing the proposed merger and the Board of Trustees' considerations in recommending that shareholders approve the merger, (ii) a proxy card and instructions on how to submit a vote, and (iii) a Prospectus for the Acquiring Fund.
If the proposed merger is approved by shareholders, the merger is expected to occur on or about October 30, 2017 and is expected to be a tax-free reorganization for federal income tax purposes. On the merger date, an investment in the Acquired Fund will, in effect, be exchanged for an investment with an equal aggregate net asset value in the Acquiring Fund. Therefore, as a result of the merger, shareholders of the Acquired Fund will become shareholders of the Acquiring Fund.